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                                                                    EXHIBIT 99.1

                          DONALDSON, LUFKIN & JENRETTE
               DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
           277 PARK AVENUE, NEW YORK, NEW YORK 10172 - (212) 892-3000


                               September 17, 1997



Board of Directors
Stokely USA, Inc.
1055 Corporate Center Drive
Oconomowoc, Wisconsin 53066

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.05 per share ("Stokely Common Stock") of Stokely USA, Inc. ("Stokely" or the "Company"), of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Reorganization, dated September 17, 1997 (the "Agreement"), by and among Chiquita Brands International, Inc. ("Chiquita"), Chiquita Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Chiquita, and the Company, pursuant to which Acquisition Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, each share of Stokely Common Stock shall be converted into the right to receive, subject to certain exceptions, such number of shares of common stock, par value $0.33 per share ("Chiquita Common Stock") of Chiquita as shall equal $1.00 divided by the average of the last reported sales price per share of Chiquita Common Stock for the fifteen consecutive trading days ending with the last trading day prior to consummation of the Merger (the "Exchange Ratio").

     In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management ("Management"). Included in the information provided during discussions with Management were certain financial projections of the Company prepared by Management for the period beginning March 31, 1997 and ending March 31, 2001. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     As reflected in the historical and projected financial information provided to us by the Company, the Company's financial performance has not met Management's prior expectations and its overall financial condition has deteriorated over the past nine months. For the quarter ended June 30, 1997, the Company reported an operating loss of $312,000 and a net loss of $2,800,000. In

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addition, we reviewed a liquidity analysis prepared by the Company which projected that, under current pricing conditions for vegetable products, the Company will face a liquidity shortfall within the next six months.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of Management as to the future operating and financial performance of the Company. You have informed us that there will be 11,390,871 shares of Stokely Common Stock outstanding on a fully-diluted basis immediately prior to the consummation of the Merger. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the Chiquita Common Stock will actually trade at any time. Our opinion is being provided for the information of the Company's Board of Directors in their evaluation of the proposed Merger, and does not constitute a recommendation to any member of the Board of Directors or any stockholder as to how such member or stockholder should vote on the proposed Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                Very truly yours,

                                DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION



                                By:     /s/ Erik M. Jensen
                                   ----------------------------------
                                         Erik M. Jensen
                                         Senior Vice President